INVEST IN **PEAK COCKTAILS**

Revolutionizing the Alcohol-Free Market for Active People



PEAK
PEAK
COCKTAILS
PASSION FRUIT MARGARITA
ZERO-PROOF COCKTAIL
FOR FITNESS RECOVERY
8.4 oz (250ml)
ZERO-PROOF COCKTAIL
FOR FITNESS RECOVERY
8.4 oz (250ml)

peakcocktails.com Columbus, OH







Highlights

1. $600k revenue since launch with $1.1M annual run rate
2. 4.9 stars from 10,000+ customers
3. Management team hailing from Coca-Cola, Ogilvy, working on Starbucks and global CPG brands
4. NA RTD market is growing 78% annually thru 2027, with Peak positioned to capitalize on the trend.
5. The NA brand created for athletes and active people.

6   70% gross margin & profitable on first order

7   50% of sales from repeat buyers, showing strong loyalty with high LTVs.

8   Mission first: 5% of our profits go to non-profits helping people reach their peak potential

Featured Investor



Ryoji Kubo
Syndicate Lead

Follow

Invested $50,000 ⓘ

Ryoji is a serial entrepreneur and Managing Partner at Global Development Company.

"I invested in Peak Cocktails because I am convinced they're creating a standout brand in the non-alcoholic beverage sector. Their unique approach to blending health-focused ingredients with exceptional taste is reshaping how we think about alcohol-free options.

Having followed their journey, I've seen firsthand their commitment to quality and innovation. The world-class team at Peak Cocktails, led by a visionary founder, is not just building a brand; they're creating a movement.

Their strategic focus on catering to active individuals makes them the go-to choice in a rapidly expanding market. I'm excited about their trajectory and firmly believe in their potential to redefine the industry."

Our Team



Ian Cross Founder & CEO

Former R&D Project Leader developing $500m+ brands
from concept to mass production. Ian's sober curious



from concept to mass production. Ian's sober curious journey and passion for fitness culminated in creating Peak Cocktails.



Aki Yamazaki Head of Marketing

Former Communications Director at Coca-Cola. Aki has decades of marketing experience with CPG and Beverage brands like Starbucks, Diageo, and P&G.



Sam Anderson Head of Mixology

Sommelier, Mixologist, Beverage Director for Michelin-starred restaurants. Elite marathon runner, swimmer, and surfer featured on the cover of Runners World magazine.



Manuel Lima Isomura Head of Creative

Lima, a Pratt Institute-trained creative genius, honed his craft on CPG powerhouses Suntory, Unilever, Nestle, and Danone.



Scott Silverman Head of Brand Integration

Former Business Director at Ogilvy, managing $80M marketing budgets on brands like Microsoft, Intel, and IBM.



Kevin Schrik Head of Finance

Director of Finance at PE firm Harbour Group, Kevin brings expertise in investment, growth, and exit strategies. Former manager at Deloitte, his MBA studies at Kellogg further enrich his financial acumen.



Stacey McInnes Strategy Advisor

CSO & COO at Cluep, SVP of Strategic Planning at Publicis and McCann Erickson.

OUR STORY

Drinking culture has evolved— not drinking is the new normal.

In our fast-changing world, mindful choices are reshaping drinking culture. With a surge in popularity for alcohol alternatives, most, unfortunately, fall short. Time for a better choice.

46%
of Americans are trying to drink less alcohol.

70M
US adult buyers of no-alcohol drinks

29%
YOY growth of no-alcohol drinks

In 2021, our founder Ian embraced Dry January, experiencing significant improvements in both physical and mental well-being. The impact was so profound that he opted to continue well beyond January.

During the ensuing months, Ian's bar cart became a laboratory of wellness, taking supplements from his fitness regimen and mixing them into mocktails. Tart Cherry for muscle soreness, Ashwagandha for stress relief, Curcumin for inflammation, L-theanine for relaxation—these weren't just supplements, they were keys to unlocking a better self. By infusing these powerful compounds into delicious drinks, Ian tapped into a synergy of taste and vitality.

For active consumers, existing alcohol alternatives fall short.

Water, Soda, Tea   NA Beer, Wine, Mocktails   Functional Beverages











Not Satisfying
Not Healthy
High Calories & Sugar
Not Fitness Oriented
Ineffective for Athletes

The current offerings— calorie-laden imitations of alcoholic drinks— failed to satisfy the discerning palate. Recognizing a void in the market for health-focused individuals, Ian set out to craft something better.

The ultimate NA cocktail for athletes.
Designed For Athletes
Optimal fitness recovery, weight loss, & sleep
Science-backed
Clinically-proven ingredients used in effective amounts
Alcohol-Free
Improves mood, without the hangover
PEAK COCKTAILS
BLOOD ORANGE SPRITZ
8.4 oz (250ml)
PEAK COCKTAILS
PASSION FRUIT MARGARITA
8.4 oz (250ml)
Delicious Taste
Complex flavors crafted by award-winning mixologist
Clean Label
Recognizable ingredients, with no added sugar & low calories
Ready-To-Drink
No mixing required - can be served anywhere



Introducing Peak Cocktails: clinically-tested ingredients in the form of an indulgent cocktail. Through the ingenuity of our master mixologist, we've created a cocktail that goes beyond simply imitating alcohol—we're enhancing the entire experience.

No more settling for sugary sodas or uninspired mocktails. Peak Cocktails is where innovation and wellness meet to celebrate your active lifestyle.

Clinically-proven ingredients.
Actually effective doses.
Body & Mind Benefits
Supporting physical & mental health, Peak has well-rounded benefits that athletes desire.
Great Taste.
Real Function.
RECOVERY
SLEEP
CALM
SOCIAL







✔ Transparent
Athletes want to know what they put in their body - so we put it on our can.
We don't hide behind a proprietary blend.

✔ Effective
We use the amount of ingredients proven to be effective in randomized, double-blind, placebo-controlled trials.

Committed to purity and potency, we disclose our functional blend on every can. We reject the notion of 'proprietary blends,' proudly showcasing our evidence-based formula. Each ingredient is meticulously measured, drawn from rigorous clinical trials.

Here's how we stack up:

	PEAK COCKTAILS	**Mocktails, NA Beer**	**Alcoholic Drinks**
CALORIES	35	100	150 – 300
INGREDIENTS	Adaptogens, Nootropics, Superfoods, Real Fruit Juice	Sugar, Artificial Flavors & Preservatives	Ethanol, Sugar
RECOVERY	Aids muscle recovery	-	Inhibits protein synthesis
SLEEP	Deeper & longer restful sleep	-	Impedes deep restful sleep
STRESS	Promotes calm, Reduces chronic stress	-	Momentary relaxation, Increases chronic stress
BRAIN	Protects brain health	-	Degeneration of brain tissue
INFLAMMATION	Reduces inflammation	-	Increases inflammation
IMMUNITY	Strengthens immune system	-	Weakens immune system
SOCIAL	Improves sociability	-	Improves sociability

Understanding the aftermath of alcohol (yeah, we've been there) — from hangovers and inflammation to increased stress and compromised immunity — Peak champions better recovery, sleep, and relaxation, promoting social joy without the downsides.



Our market is fitness enthusiasts.

Elite Athletes

Fitness Enthusiasts

TARGET DEMOGRAPHIC
- Urban/Suburban Professionals
- Millennials/Young GenX (25-45)
- Male & Female
- $150k+ HH Income

IDENTIFIERS
- Fitness is a priority



Wellness Consumers
General Population
• Interested in reducing alcohol (not completely sober)
• Seek to optimize performance
• Spends discretionary income on health products
• Desire natural, clean label products

We serve those for whom health is non-negotiable—the fitness enthusiasts diligently maintaining their bodies. Dedicated to excellence in their regimen, they extend this pursuit to what they consume, often blending moderation with mindful indulgence.

Our consumers aren't necessarily sworn to sobriety—they are modern individuals who prioritize wellness but also relish a social libation. Peak Cocktails is for the connoisseur of life, who entertains balance in all things.

For these discerning individuals, Peak Cocktails isn't just a choice; it's the embodiment of their ethos. It's an endorsement of a lifestyle where every sip is a toast to performance.

Leading the Non-Alcoholic Fitness Beverage Revolution

Though 70 million Americans are now consuming NA products, we're focused on a sub-segment of the NA market: the 14M **physically active** Millennials and Gen Xers that are replacing alcohol with zero-proof options. The untapped potential for active consumers within the NA market is striking, representing a potential market size of $4 billion. *(Source: IWSR 2023 Strategic Study, Dec 2023)*

A new market seeing huge growth.
Potential customers
Annual Spend
Market Size
NAs for active people







14,000,000
Physically active
Millennial & GenX
Replacing alcohol with NA alternatives
$275
Per customer spend in the NA category
$4 billion
Expected to grow 29% annually the overall Alcohol-Free market is estimated to be
$55B by 2028





The overall NA market is expanding rapidly at an annual growth rate of 29%, with forecasts projecting it to reach an impressive $55 billion by 2028. The Ready-to-Drink category is leading the charge with a whopping 78% CAGR from 2023-2027. (*Source: IWSR 2023 Strategic Study, Dec 2023*)

Peak is in a league of its own.



Fitness Oriented
Fashion Oriented
Non-Functional
Functional
PEAK COCKTAILS
NA Beer
Tea
LYRE'S
Mocktails
Ghia
sunwink
curious
Recess
hiyo
De Soi
VYBES

Unparalleled Positioning

In a market where nearly all brands prioritize trendiness and style, we take a more substantive approach. Our focus on the discerning fitness consumer has carved out a unique category all our own. Peak stands apart from the rest, backed by a tangible "function you can feel."

Our positioning in the fitness space means we're able to build authentic connections with our audience and engage with active consumers at a considerably lower acquisition cost. It also means we can forge authentic partnerships with athletes and celebrities who genuinely use and appreciate our products.

We're changing the way athletes drink.



Exceptional Traction: A Proof of Market Demand

Boasting over $600,000 in direct-to-consumer (DTC) sales, nearly half of which are from repeat buyers, the demand for Peak is undeniable. Our customers aren't just satisfied; they're evangelists for the brand. Our commitment to excellence is gaining recognition in the beverage industry too, evident in the awards we've secured at the prestigious San Francisco Ready to Drink Spirits Competition.

Approved by Athletes. Loved by Everyone.

4.9 ★★★★★ from 400+ reviews

★★★★★ I have had a few different brands and Peak by far outshines the rest. - Casey, Illinois

★★★★★ Lost 10lbs just by switching from wine and feel a lot better in the morning. - Lysa, Kansas

★★★★★ Super effective. These have been game changers for us. - Jay, Pennsylvania

★★★★★ I experienced less soreness and slept better after drinking these. - Andrea, Louisiana

★★★★★ The relaxed and uplifted feeling after drinking them is awesome. - Michelle, California

★★★★★ They actually relax you and are super delicious! - Jillian, Michigan

★★★★★ I have tried all the options out there for a non alcoholic drink. Peak wins. - Joshua, Minnesota

Bootstrapped to a $1.1 million revenue run rate, Peak is poised for significant market growth. Why raise funds now? With low customer acquisition costs and high lifetime value, we've built the rocket. Now we need to fuel it with increased marketing spend.

70%
Gross Margin

$1.1M
Revenue Run Rate

$600k
Cumulative Revenue

$21
Customer Acquisition Cost

$103
Lifetime Value 1 Year
Net Profit per Customer

3.9
Marketing Efficiency Ratio
Revenue per dollar spent on ads

The Team

Our team has been together since Peak was founded over 2 years ago. With diverse backgrounds in marketing, finance, R&D, and mixology, we boast extensive experience with global CPG titans as well as startups in craft beer, wine, and spirits.

Our world-class team has worked with top global CPG brands.
Ian Cross
Founder + CEO
R&D Project Leader developing $500m+ brands from concept to mass production.
Aki Yamazaki
Head of Marketing
Former Coca-Cola communications director, led Starbucks RTD, managed iconic Diageo & P&G brands.
Sam Anderson
Head of Mixology
Bev director, Sommelier, Founder @ Ouro Wines, cover feat in Runner's World, & ads by Adidas
Manuel Lima Isomura
Head of Creative
Former CD/AD at Ogilvy and GREY, Agency Founder @ Caveman's Cave
Scott Silverman
Head of Brand Integration
Business director at Ogilvy ($80M marketing budget), Agency founder @ Context Collective
Stacy McInnes
Strategy Advisor
CSO & COO at Cluep, SVP of Strategic Planning at Publicis and McCann Erickson
Kevin Schrik
Head of Finance
Director of Finance @ Harbor Group, M&A Manager @ Deloitte, MBA @ Kellog NU







































A Vision for Growth


New product launches and channel diversification drive growth.
2023
Channel Presence
• 95% DTC (Website & Amazon)
• 10k customers across US
• 200k cans produced
• Sold at 10+ Non-Alcoholic only retail stores
Product Optimization
• 2 flavors at launch
• Enabled low overhead and lower COGS
2024
Regional Retailers
• 70% DTC, 30% Retail
• Available at regional Better-For-You retailers
• Strategic locations in hospitality & entertainment
Flavor Expansion
• Add 2 more flavors to flagship line
• Develop innovative line with different functionality
2025
International Expansion
• 40% DTC, 60% Retail
• Expand to key international markets
• Accelerate national retail coverage
Product Innovations
• Launch new line in US
• Develop additional innovative line
• Add 2 more flavors on flagship line

Future projections are not guaranteed

As we chart the course ahead, our growth strategy is focused on increasing repeat purchases, welcoming new customers, and establishing a robust regional retail presence.


Growth Strategy
Short Term Goals
Increase Repeat Rate
Acquire New Customers
Establish Regional Retail Presence
Execution Strategy →
Launch 2 new flavors, plus protein line
Subscriptions + Loyalty Program
Level up social media presence
Increase Paid Social along with Earned Media
Events (races, competitions, expos)
Ambassadors & Athlete Partnerships
Led by Sales Manager (new hire)
Retailer line reviews
In-store activations

To bring this vision to life, we're set to introduce exciting new flavors, elevate our marketing initiatives, and foster meaningful partnerships with prominent celebrities and athletes.

Our financial projections stand as a robust testament to our strategy—a projected $68.1 million in revenue by 2027, with 80% of sales from retail channels.



$68.1M
Revenue in 2027

$68.1M

$43.0M

$13.0M

$2.4M

$428k

$204M
Valuation in 2027
(3x revenue)

80%
Retail

20%
DTC

2023   2024   2025   2026   2027

Forward-looking projections cannot be guaranteed.

To fuel our growth, we're raising a $1 million SAFE investment at a pre-money valuation of $7.2 million. These funds will be allocated to scale marketing efforts, build inventory at lower cost, and strengthen operations, supporting crucial hires and R&D initiatives.




We're raising a $1M SAFE at a $7.2M pre-money valuation.

40%
MARKETING
Ads, Creative,
Events, Partners

26%
INVENTORY
COGS, Packaging,
Ingredients, Productions

18%
G&A
R&D, Warehouse,
Legal, Insurance,
Founder Salary

16%
OPERATIONS
Sales Team,
Warehouse Team

Our mission, straightforward yet profound, is to empower people to reach their peak potential—a commitment woven into every product we craft and every interaction we have - with customers, suppliers, partners, and our community.

Empower people to reach their peak potential

OUR VALUES

1. We push the boundaries of what a cocktail can be
2. We are authentic, honest, and uncompromising
3. Freedom to live on your terms
4. Sustainability of health - for individuals and the planet
5. Enable each person to reach their full potential

PEAK
COCKTAILS

Our motto is "our bottom line is how much good we can do." This is why we give back 5% of our profits to support non-profit organizations dedicated to empowering individuals to achieve their full potential. We exist to be a vehicle for positive change.

Join us on this extraordinary movement to redefine the non-alcoholic beverage industry and promote a more health-conscious, fulfilling lifestyle for people everywhere.

Peak Cocktails are not just a drink; they're a movement towards a healthier, more vibrant future.